EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

February 5, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:	Barington/Hilco Acquisition Corp. (the "Company") Registration Statement on Form S-1 (File No. 333-200180) ( the "Registration Statement")

Dear Mr. Schwall:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Barington/Hilco Acquisition Corp., hereby advises that copies of the Preliminary Prospectus, dated January 13, 2015, were distributed on or about January 14, 2015, as follows:

67 to individual investors;

688 to FINRA members (which included 7 prospective underwriters and selected dealers); and

47 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated January 13, 2015, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
	Name:	Steven Levine
	Title:	CEO